United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2005

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
* Notice to shareholders dated May 11, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
 ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: May 11, 2005

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. NOTICE TO SHAREHOLDERS PAYMENT OF DIVIDENDS

 In the General Ordinary Shareholders' Meeting of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., held the 29th of April of 2005 in Monterrey, Nuevo Leon, the following, among other things, was approved:

To pay as a dividend in cash the amount of MXN$303'073,650.00 (THREE HUNDRED THREE MILLION SEVENTY THREE THOUSAND SIX HUNDRED FIFTY MEXICAN PESOS WITH 00/100) equivalent to MXN$0.33 (thirty three Mexican cents) per share for each one of the -918,405,000- outstanding voting shares issued by GRUPO INDUSTRIAL MASECA, S.A. de C.V. to be paid from the taxed net earnings account. This payment shall be made in cash in a sole installment on or after 18th (eighteenth) day of May 2005.

The payment will be made at the offices of S.D. Indeval, S.A. de C.V., located at Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in the aforementioned Institution and will be made upon delivery of the receipts referred to in the third paragraph of article 74 of the Mexican Securities Law (''Ley del Mercado de Valores'').

For those shareholders in possession of their share certificates, they can collect their payment of dividends as of the aforementioned date, during office hours in the offices of the Company located at Rio de la Plata No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, N.L., Mexico 66220, evidencing their status as shareholders to the satisfaction of the Company.

Monterrey, N.L. May, 11, 2005

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS